Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2012 Unaudited Financial

Results

4Q12 Net Advertising Revenues Up 28.4% YOY

FY2012 Net Advertising Revenues Up 31.0%

FY2012 Total Revenues Exceed RMB1.1 Billion

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on March 6

BEIJING, China, March 6, 2013 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter and Fiscal Year 2012 Highlights

•	Total revenues for the fourth quarter of 2012 increased by 7.8% year-over-year to RMB302.2 million (US$48.5 million), primarily driven by a 28.4% increase in net advertising revenues.

•	Total revenues for fiscal year 2012 increased by 16.9% year-over-year to RMB1.1 billion (US$178.3 million), primarily driven by a 31.0% increase in net advertising revenues.

•	Net income attributable to Phoenix New Media for fiscal year 2012 increased by 4.8% year-over-year to RMB107.4 million (US$17.2 million).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are very pleased that for the year of 2012, we continued to outpace other major online portals in China with our online advertising revenue growing 31.0% and the number of daily unique visitors growing 63.8% year-over-year. In particular, we are very encouraged to see a sizeable rebound in our advertising sales in the fourth quarter, which speaks to the success of our strategy and operation. As a result of our recently streamlined sales operation, we have realized strong growth in APRA over the quarter while enhancing our client base and relationships. Benefiting from our proprietary content offering, our video advertising sales have led to an incremental increase in both sales and number of clients, providing us with additional revenue streams for this quarter and beyond.

Going forward, as one of China’s most influential media companies, we are confident that our strategy of expanding exclusive and premium content across PC and mobile Internet platforms, coupled with our proven execution capabilities, will further strengthen our influence in today’s increasingly digital and mobile world.”

Fourth Quarter 2012 Financial Results

REVENUES

Total revenues for the fourth quarter of 2012 increased by 7.8% to RMB302.2 million (US$48.5 million) from RMB280.5 million in the fourth quarter of 2011.

Net advertising revenues, calculated net of advertising agency service fees, for the fourth quarter of 2012 increased by 28.4% to RMB193.1 million (US$31.0 million) from RMB150.4 million in the fourth quarter of 2011, primarily due to an increase in average revenue per advertiser (“ARPA”) of 26.4% to RMB605,450 (US$97,180) for 319 total advertisers.

Paid service revenues for the fourth quarter of 2012 decreased by 16.1% to RMB109.1 million (US$17.5 million) from RMB130.0 million in the fourth quarter of 2011. Mobile Internet and value-added services (“MIVAS”)1 revenues decreased by 20.0% to RMB95.3 million (US$15.3 million) in the fourth quarter of 2012 from RMB119.1 million in the fourth quarter of 2011 due to the expected decrease in user demand from 2G text message based wireless value-added services (“WVAS”). Video value-added services (“video VAS”) revenues increased by 26.1% to RMB13.7 million (US$2.2 million) in the fourth quarter of 2012 from RMB10.9 million in the fourth quarter of 2011, primarily due to an expansion in video VAS user base across the three major telecom operators in China.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the fourth quarter of 2012 increased by 0.5% to RMB165.1 million (US$26.5 million) from RMB164.2 million in the fourth quarter of 2011. Revenue sharing fees to telecom operators and channel partners decreased to RMB47.3 million (US$7.6 million) in the fourth quarter of 2012 from RMB78.5 million in the fourth quarter of 2011, primarily due to the decrease in MIVAS revenues. Content and operational costs increased to RMB73.1 million (US$11.7 million) in the fourth quarter of 2012 from RMB53.4 million in the fourth quarter of 2011 due to the increase in staff-related costs, office rental fees, as well as the increase in content production and acquisition costs. Bandwidth costs increased to RMB19.0 million (US$3.1 million) in the fourth quarter of 2012 from RMB12.3 million in the fourth quarter of 2011 primarily due to the significant growth in user traffic. Sales tax and surcharges increased to RMB25.6 million (US$4.1 million) in the fourth quarter of 2012 from RMB20.0 million in the fourth quarter of 2011. Share-based compensation expenses included in cost of revenues was negative RMB1.1 million (US$0.2 million) in the fourth quarter of 2012 as compared to RMB1.0 million in the fourth quarter of 2011, primarily due to the adjustment of the estimated forfeiture rate2.

[1]	MIVAS includes Internet VAS, which was previously a separate component of paid service.
[2]	The Company recognized share-based compensation, net of estimated forfeiture rates, on a graded vesting basis over the vesting term. Total share-based compensation for the fourth quarter of 2012 was negative RMB2.1 million. Negative share-based compensation expenses incurred were due to managements’ estimate adjustment of the forfeiture rate for the restricted share units granted.

Gross profit for the fourth quarter of 2012 increased by 18.0% to RMB137.1million (US$22.0 million) from RMB116.2 million in the fourth quarter of 2011. Gross margin increased to 45.4% in the fourth quarter of 2012 from 41.4% in the fourth quarter of 2011, mainly due to the increased revenue contribution from higher-margin advertising services business, partially offset by the aforementioned increase in content and operational costs. Adjusted gross margin3, which excludes share-based compensation expenses, increased to 45.0% in the fourth quarter of 2012 from 41.8% in the fourth quarter of 2011.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the fourth quarter of 2012 increased by 31.2% to RMB118.4 million (US$19.0 million) from RMB90.2 million in the fourth quarter of 2011. The increase in operating expenses was primarily attributable to the increase in staff-related costs, sales and marketing expenses associated with the Company’s marketing and promotions, and office rental fees. Share-based compensation expenses included in operating expenses were negative RMB1.0 million (US$0.2 million) in the fourth quarter of 2012 as compared to RMB3.8 million in the fourth quarter of 2011, primarily due to the adjustment of the estimated forfeiture rate.

Income from operations for the fourth quarter of 2012 was RMB18.7 million (US$3.0 million) as compared to RMB26.0 million in the fourth quarter of 2011. Operating margin was 6.2% for the fourth quarter of 2012 as compared to 9.3% in the fourth quarter of 2011. The decrease in operating margin was primarily due to the increase in staff-related costs, sales and marketing expenses associated with the Company’s marketing and promotions, and office rental fees.

Adjusted income from operations, which excludes the impact of share-based compensation expenses, for the fourth quarter of 2012 was RMB16.6 million (US$2.7 million) as compared to RMB30.8 million in the fourth quarter of 2011. Adjusted operating margin was 5.5% for the fourth quarter of 2012 as compared to 11.0% in the fourth quarter of 2011.

FOREIGN CURRENCY EXCHANGE GAIN/LOSS AND INTEREST INCOME

Foreign currency exchange gain for the fourth quarter of 2012 was RMB6.6 million (US$1.1 million), as compared to RMB6.4 million in the fourth quarter of 2011. Interest income for the fourth quarter of 2012 was RMB7.4 million (US$1.2 million), as compared to RMB4.5 million in the fourth quarter of 2011.

NET INCOME

Net income attributable to Phoenix New Media for the fourth quarter of 2012 was RMB27.9 million (US$4.5 million) as compared to RMB35.6 million in the fourth quarter of 2011. Net margin for the fourth quarter of 2012 was 9.2% as compared to 12.7% in the fourth quarter of 2011. Net income per diluted ADS4 in the fourth quarter of 2012 was RMB0.35 (US$0.06) as compared to RMB0.44 in the fourth quarter of 2011.

[3]	An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.
[4]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

Adjusted net income attributable to Phoenix New Media for the fourth quarter of 2012, which excludes share-based compensation expenses, was RMB25.8 million (US$4.1 million) as compared to RMB40.4 million in the fourth quarter of 2011. Adjusted net margin for the fourth quarter of 2012 was 8.5% as compared to 14.4% in the fourth quarter of 2011. Adjusted net income per diluted ADS was RMB0.33 (US$0.05) in the fourth quarter of 2012, as compared to RMB0.50 in the fourth quarter of 2011.

As of December 31, 2012, the Company’s cash, cash equivalents and term deposits was RMB1.2 billion (US$184.8 million).

For the fourth quarter of 2012, the Company’s weighted average number of ADS used in computing diluted net income per ADS was 79,027,196.

Fiscal Year 2012 Financial Results

REVENUES

Total revenues for fiscal year 2012 increased by 16.9% to RMB1.1 billion (US$178.3 million) from RMB950.6 million in fiscal year 2011.

Net advertising revenues, calculated net of advertising agency service fees, for fiscal year 2012 increased by 31.0% to RMB610.2 million (US$97.9 million) from RMB465.8 million in fiscal year 2011. This increase was primarily due to an increase in average revenue per advertiser (“ARPA”) of 40.0% to RMB1.2 million (US$0.2 million) for 522 total advertisers.

Paid service revenues for fiscal year 2012 increased by 3.3% to RMB500.8 million (US$80.4 million) from RMB484.8 million in fiscal year 2011. The growth in paid service revenues primarily reflected the Company’s efforts in product distribution, diversification and marketing activities.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2012 increased by 13.8% to RMB631.3 million (US$101.3 million) from RMB554.7 million in fiscal year 2011. Share-based compensation expense included in cost of revenues was RMB1.0 million (US$0.2 million) in fiscal year 2012.

Gross profit for fiscal year 2012 increased by 21.2% to RMB479.7 million (US$77.0 million) from RMB395.9 million in fiscal year 2011.

Gross margin increased to 43.2% for fiscal year 2012 from 41.6% in fiscal year 2011. Adjusted gross margin, which excludes the impact of share-based compensation expense, decreased slightly to 43.3% for fiscal year 2012 from 43.7% in fiscal year 2011.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2012 increased by 27.4% to RMB395.1 million (US$63.4 million) from RMB310.2 million in fiscal year 2011. The increase in operating expenses was primarily due to the increase in staff-related costs, sales and marketing expenses associated with the Company’s marketing and promotions, and office rental fees. Share-based compensation expense included in operating expenses was RMB5.8 million (US$0.9 million) in fiscal year 2012 as compared to RMB46.6 million in fiscal year 2011.

Income from operations for fiscal year 2012 was RMB84.6 million (US$13.6 million) as compared to RMB85.7 million in fiscal year 2011. Operating income margin was 7.6% for fiscal year 2012 as compared to 9.0% in fiscal year 2011.

Adjusted income from operations, which excludes the impact of share-based compensation expense, for fiscal year 2012 was RMB91.4 million (US$14.7 million) as compared to RMB151.8 million in fiscal year 2011. Adjusted operating income margin was 8.2% for fiscal year 2012, as compared to 16.0% in fiscal year 2011.

NET INCOME

Net income attributable to Phoenix New Media for fiscal year 2012 increased by 4.8% to RMB107.4 million (US$17.2 million) from RMB102.5 million in fiscal year 2011. Net margin for fiscal year 2012 was 9.7% as compared to 10.8% in fiscal year 2011. Net income attributable to ordinary shareholders for fiscal year 2012 was RMB107.4 million (US$17.2 million), as compared to a net loss attributable to ordinary shareholders of RMB677.3 million in fiscal year 2011. Net income per diluted ADS in fiscal year 2012 was RMB1.33 (US$0.21) as compared to a net loss per diluted ADS of RMB10.44 in fiscal year 2011.

Adjusted net income attributable to Phoenix New Media for fiscal year 2012, which excludes share-based compensation expenses, was RMB114.1 million (US$18.3 million) as compared to RMB168.6 million in fiscal year 2011. Adjusted net margin for fiscal year 2012 was 10.3% as compared to 17.7% in fiscal year 2011. Adjusted net income attributable to Phoenix New Media per diluted ADS was RMB1.42 (US$0.23) for fiscal year 2012, as compared to RMB2.23 in fiscal year 2011.

Business Outlook

For the first quarter of 2013, the Company expects its total revenues to be between RMB271 million and RMB280 million. Net advertising revenues are expected to be between RMB161 million and RMB166 million. Paid service revenues are expected to be between RMB110 million and RMB114 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

As of December 31, 2012, the Company had repurchased an aggregate of 2,273,695 American Depositary Shares (“ADSs”) at an aggregate cost of approximately US$8.3 million on the open market. Under its ADS repurchase program, the Company has been authorized to repurchase up to US$20.0 million of its outstanding ADSs for a period not exceeding twelve (12) months since August 2012. The Company expects to continue to implement its share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

Conference Call Information

The Company will hold a conference call at 8:00p.m. U.S. Eastern Time on March 6, 2013 (March 7, 2013 at 9:00a.m. Beijing / Hong Kong time) to discuss its fourth quarter and fiscal year 2012 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+16462543515
Conference ID:	12811711

A replay of the call will be available through March 13, 2013 by dialing the following numbers:

International:	+61281990299
China:	4001200932
United States:	+18554525696
Hong Kong:	+85230512780
Conference ID:	12811711

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media, adjusted net margin, adjusted net income attributable to ordinary shareholders and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media is net income attributable to Phoenix New Media excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. Adjusted net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. Adjusted net income per diluted ADS is adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual report on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	397,166	916,169	147,055
Term deposit	784,023	235,000	37,720
Accounts receivable, net	202,097	280,987	45,102
Amounts due from related parties	64,388	63,899	10,256
Prepayment and other current assets	46,334	42,557	6,830
Deferred tax assets	11,931	17,504	2,811

Total current assets	1,505,939	1,556,116	249,774

Non current assets:
Property and equipment, net	41,012	102,547	16,460
Intangible assets, net	5,415	9,488	1,523
Other non-current assets	12,128	13,104	2,103

Total non-current assets	58,555	125,139	20,086

Total assets	1,564,494	1,681,255	269,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	120,910	154,637	24,821
Amounts due to related parties	3,889	1,894	304
Advances from customers	7,191	5,884	944
Taxes payable	35,822	40,156	6,445
Salary and welfare payable	45,119	63,631	10,213
Accrued expenses and other current liabilities	39,276	40,717	6,536

Total current liabilities	252,207	306,919	49,263

Long-term liabilities	5,504	7,996	1,284

Total liabilities	257,711	314,915	50,547

Shareholders’ equity
Ordinary shares	42,054	41,628	6,682
Additional paid-in capital	1,830,882	1,785,597	286,608
Treasury stock	—	(112)	(18)
Statutory reserves	24,647	31,985	5,134
Accumulated deficit	(555,831)	(455,810)	(73,163)
Accumulated other comprehensive loss	(34,969)	(36,948)	(5,930)

Total shareholders’ equity	1,306,783	1,366,340	219,313

Total liabilities and shareholders’ equity	1,564,494	1,681,255	269,860

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	150,437	140,521	193,138	31,001	465,824	610,160	97,937
Paid service revenues	130,015	145,837	109,056	17,505	484,768	500,844	80,391

Total revenues	280,452	286,358	302,194	48,506	950,592	1,111,004	178,328
Cost of revenues	(164,236)	(173,887)	(165,075)	(26,496)	(554,676)	(631,299)	(101,330)

Gross profit	116,216	112,471	137,119	22,010	395,916	479,705	76,998
Operating expenses:
Sales and marketing expenses	(50,916)	(54,073)	(66,265)	(10,636)	(164,082)	(197,038)	(31,627)
General and administrative expenses	(21,399)	(29,029)	(28,732)	(4,612)	(77,078)	(106,736)	(17,132)
Technology and product development expenses	(17,907)	(25,676)	(23,417)	(3,760)	(69,021)	(91,292)	(14,654)

Total operating expenses	(90,222)	(108,778)	(118,414)	(19,008)	(310,181)	(395,066)	(63,413)

Income from operations	25,994	3,693	18,705	3,002	85,735	84,639	13,585

Other income:
Interest income	4,489	8,150	7,403	1,188	9,682	32,869	5,276
Foreign currency exchange gain/(loss)	6,419	(1,976)	6,589	1,058	19,343	1,897	304
Others, net	894	1,494	423	68	2,861	4,931	792

Net income before tax	37,796	11,361	33,120	5,316	117,621	124,336	19,957

Income taxes (expenses) /benefit	(2,157)	181	(5,258)	(844)	(15,146)	(16,977)	(2,725)

Net income attributable to Phoenix New Media	35,639	11,542	27,862	4,472	102,475	107,359	17,232

Accretion to convertible redeemable preferred share redemption value	—	—	—	—	(773,623)	—	—
Income allocation to participating preferred shares	—	—	—	—	(6,172)	—	—

Net income/(loss) attributable to ordinary shareholders	35,639	11,542	27,862	4,472	(677,320)	107,359	17,232

Net income/(loss) per ordinary share—basic	0.06	0.02	0.05	0.01	(1.30)	0.17	0.03
Net income/(loss) per ordinary share—diluted	0.06	0.02	0.04	0.01	(1.30)	0.17	0.03
Weighted average number of ordinary shares used in computing basic net income/(loss) per share	614,385,668	624,008,549	613,410,928	613,410,928	519,227,660	619,849,313	619,849,313
Weighted average number of ordinary shares used in computing diluted net income/(loss) per share	647,306,037	645,376,189	632,217,567	632,217,567	519,227,660	643,748,146	643,748,146
Net income/(loss) per ADS—basic	0.46	0.15	0.36	0.06	(10.44)	1.39	0.22
Net income/(loss) per ADS—diluted	0.44	0.14	0.35	0.06	(10.44)	1.33	0.21
Weighted average number of ADS used in computing basic net income/(loss) per ADS	76,798,209	78,001,069	76,676,366	76,676,366	64,903,458	77,481,164	77,481,164
Weighted average number of ADS used in computing diluted net income/(loss) per ADS	80,913,255	80,672,024	79,027,196	79,027,196	64,903,458	80,468,518	80,468,518

Reconciliations of Non-GAAP Results of Operations Measures to The Nearest Comparables GAAP Measures

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended December 31, 2011			Three Months Ended September 30, 2012			Three Months Ended December 31, 2012
	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	116,216	1,023	117,239	112,471	554	113,025	137,119	(1,082)	136,037
Gross margin	41.4%		41.8%	39.3%		39.5%	45.4%		45.0%
Income from operations	25,994	4,803	30,797	3,693	2,561	6,254	18,705	(2,092)	16,613
Operating margin	9.3%		11.0%	1.3%		2.2%	6.2%		5.5%
Net income attributable to PNM	35,639	4,803	40,442	11,542	2,561	14,103	27,862	(2,092)	25,770

Net margin	12.7%		14.4%	4.0%		4.9%	9.2%		8.5%
Net income attributable to ordinary shareholders	35,639	4,803	40,442	11,542	2,561	14,103	27,862	(2,092)	25,770

Net income per ADS—diluted	0.44		0.50	0.14		0.17	0.35		0.33
Weighted average number of ADS used in computing diluted net income per ADS	80,913,255		80,913,255	80,672,024		80,672,024	79,027,196		79,027,196

(1)	Non-GAAP adjustment is only to exclude share-based compensation expenses.

Details of cost of revenue is as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	78,546	79,383	47,284	7,590	285,960	263,518	42,298
Content and operational costs	53,385	60,109	73,125	11,737	171,707	227,934	36,585
Bandwidth costs	12,344	20,175	19,020	3,053	37,462	67,721	10,870
Sales tax and surcharages	19,961	14,220	25,646	4,116	59,547	72,126	11,577

Total cost of revenue	164,236	173,887	165,075	26,496	554,676	631,299	101,330